FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes            No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division

Date: August 24, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice relating to Allocation of Stock Options (Stock Acquisition Rights)

(Translation)

To All Persons Concerned	August 24, 2004

Name of Listed Company:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

(Code number: 6971)

Person for inquiry:	Hideki Ishida, Managing Executive Officer
(TEL: 075-604-3500)

Notice relating to Allocation of Stock Options (Stock Acquisition Rights)

This is to advise you that the meeting of the Board of Directors of the Company held on August 24, 2004 has decided the definitive terms and conditions of the issuance of the stock acquisition rights for the purpose of granting stock options under Articles 280-20 and 280-21 of the Commercial Code of Japan, as approved by the 50th Ordinary General Shareholder’s Meeting of the Company.

The amount to be paid in upon exercise of stock acquisition rights and other outstanding conditions are scheduled to be decided on September 1, 2004, the date of issuance of the stock acquisition rights.

1.	Issue date of stock acquisition rights:

September 1, 2004 (Scheduled)

2.	Number of stock acquisition rights to be issued:

12,433

(One stock acquisition right will entitle the holder thereof to acquire 100 shares of Common Stock of the Company.)

3.	Issue price of stock acquisition rights:

None

4.	Kind and aggregate number of shares to be issued upon exercise of stock acquisition rights:

1,243,300 shares of Common Stock of the Company

5.	Amount to be paid in upon exercise of stock acquisition rights:

Not yet decided

(The amount to be paid in upon exercise of each stock acquisition right shall be the amount of the acquisition price per share (the “Exercise Price”) multiplied by the number of shares to be issued upon exercise of each stock acquisition right, as provided for in 2. above.

The Exercise Price shall be the average of the closing price of the shares of Common Stock of the Company at the Tokyo Stock Exchange (regular way) on each day (excluding any day on which there is no closing price of the shares of the Company) during the month immediately preceding the month in which the stock acquisition rights are issued, multiplied by 1.1 and rounded up to the nearest one (1) yen; provided, however, that in the event such amount is less than the closing price of the shares of Common Stock of the Company at the Tokyo Stock Exchange (regular way) on the day of issuance of the stock acquisition rights (if there is no closing price on such day, on the day immediately preceding such day), the Exercise Price shall be the closing price on the day of issuance of the stock acquisition rights.)

6.	Exercise period of stock acquisition rights:

From October 1, 2004 to September 30, 2008

7.	Conditions for exercise of stock acquisition rights:

(i)	In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of the Company or a subsidiary thereof at the time of exercise.

(ii)	In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii)	Upon approval by the Bonus Committee of the Company, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)	Other terms and conditions shall be provided for in “Agreement relating to the Allocation of Stock Acquisition Right” between the Company and each Acquisition Rights Holder.

8.	The amount out of issue price of new shares to be accounted as paid-in capital of the Company:

Not yet decided

(The amount out of issue price of new shares to be accounted as paid-in capital is equal to the amount of the exercise price multiplied by 0.5, and any fraction less than one yen as a result of this calculation shall be rounded up to the nearest one yen.)

9.	Parties to whom stock acquisition rights will be allocated:

Directors, Corporate Auditors, Executive Officers and employees of the Company:	1,007

Directors, Corporate Auditors, Executive Officers and employees of the subsidiaries of the Company:	637

Total	1,644

(Remarks)

(1)	Date of resolution at the meeting of the Board of Directors for submission to the Ordinary Shareholder’s Meeting:

April 27, 2004

(2)	Date of resolution adopted at the Ordinary Shareholder’s Meeting:

June 25, 2004